

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

John Thatch
Chief Executive Officer
Sharing Services Global Corp
5200 Tennyson Pkwy, Suite 400
Plano, TX 75024

> **Re: Sharing Services Global Corp**
> **Registration Statement on Form S-1**
> **Filed April 7, 2023**
> **File No. 333-271184**

Dear John Thatch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Darrin Ocasio